Exhibit 21

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Home System Group International	British Virgin Islands	100%
Holy (HK) Limited	Hong Kong	100%
Oceanic International (Hong Kong), Ltd.	Hong Kong	100%
Oceanic Well Profit, Inc.	China	100%
Asia Forever Investment Limited (Hong Kong)	Hong Kong	100%
Zhongshang Weihe Electrical Appliances Co., Ltd.	China	100%